FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 21, 2007

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

PRESS RELEASE

FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND FULL-YEAR ENDED DECEMBER 31, 2006

MOSCOW, RUSSIAN FEDERATION – MARCH 21, 2007 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES ITS FOURTH QUARTER AND FULL-YEAR 2006(1) FINANCIAL AND OPERATING RESULTS.

Key Financial Highlights of FY 2006

•                  Consolidated revenues of $6,384 million

•                  Consolidated OIBDA(2) of $3,230 million (OIBDA margin of 50.6%)

•                  Consolidated net income of $1,246 million

•                  Free cash-flow(3) positive with $646 million

•                  Bitel write-off in the amount of $150 million

Key Corporate and Industry Highlights

•                  Mr Leonid Melamed approved to the position of President and CEO in April 2006

•                  Mr Vsevolod Rozanov appointed Chief Financial Officer in April 2006

•                  Launch of new brand in May 2006

•                  Adoption of 3+1 strategy and new corporate group structure in May 2006

•                  Introduction of Calling Party Pays (CPP) in Russia on July 1, 2006

Financial Summary (Unaudited)

US$ million	Q4 2006	Q4 2005	Change Y-on-Y	Q3 2006	Change Q-on-Q	FY 2006	FY 2005	Change Y-on-Y
Revenues	1,805.9	1,332.7	35.5%	1,797.7	0.5%	6,384.3	5,011.0	27.4%
OIBDA	937.9	613.1	52.9%	962.8	-2.6%	3,229.7	2,539.1	27.2%
OIBDA margin	51.9%	46.0%	+5.9pp	53.6%	-1.7pp	50.6%	50.7%	-0.1pp
Net operating income	648.8	362.7	78.9%	685.5	-5.4%	2,133.7	1,632.0	30.7%
Net operating margin	35.9%	27.2%	+8.7pp	38.1%	-2.2pp	33.4%	32.6%	+0.8pp
Net income	280.3	242.6	15.5%	486.3	-42.4%	1,245.7	1,126.4	10.6%

(1)          Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2)          See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3)          See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Mr. Leonid Melamed, President and Chief Executive Officer of MTS, commented:

“This has been a year of change both within our markets and within our Company. A new competitive environment necessitated a new approach to doing business, and each step we have taken has been done with the intention of laying a foundation for sustained profitable growth and development. With revenue growth in each of our markets of operation, we are seeing results that are testimony to the fact that we can use change to our advantage by simultaneously delivering greater value to our customers and realizing better returns for our shareholders.”

Operating Overview

Market Growth

Growth in Russia and Ukraine continued with mobile penetration(4) increasing from 101% to 105% in Russia and from 84% to 103% in Ukraine during the fourth quarter of 2006.

During the quarter mobile penetration in Uzbekistan increased from 7.1% to 9.4% and from 2.5% to 3.2% in Turkmenistan. In Belarus, mobile penetration increased from 56.1% to 60.8% for the same period.

Subscriber Development

The Company added 14.7 million new customers during 2006 on a consolidated basis; its operations in Russia accounted for 7.0 million of the subscriber intake.

The Company added 5.3 million new customers during the fourth quarter of 2006 on a consolidated basis, all of which were added organically. MTS’ operations in Russia accounted for 1.2 million; 3.6 million were added in Ukraine, approximately 356.0 thousand in Uzbekistan and 39.5 thousand in Turkmenistan.

In the fourth quarter of 2006 the Company’s churn rates in Russia decreased from 6.4% to 5.1% and in Ukraine fell from 9.5% to 8.2%. In Russia annual churn rate was 23.3% up from 20.7% in 2005. In Ukraine annual churn rate increased from 21.8% to 29.9%.

Since the end of the fourth quarter to February 28, 2007, MTS has organically added a further 0.93 million users, expanding its consolidated subscriber base to 73.79 million.

Market Share

In Russia, MTS had a leading market share in subscribers of approximately 34%. In Ukraine, the Company’s market share was maintained at 41%. MTS’ market share(5) in Uzbekistan and Turkmenistan remained at 58% and 83% respectively at the end of the fourth quarter of 2006.

In Belarus, the market share increased from 53% in the third quarter 2006 to 54% in the fourth quarter.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 88.3% of gross additions in Russia and 97% in Ukraine in the fourth quarter. At end of 2006, 90% of MTS’ customers in Russia were

(4)          The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

(5)          According to the Company’s estimates.

signed up to pre-paid tariff plans, compared to 88% a year ago. In Ukraine, the share of customers signed to pre-paid tariff plans was 93% up from 90%.

Key Operating Summary

IMPORTANT DISCLOSURE INFORMATION

Please note that as of the reporting date for Q2 2006, MTS changed its methodology for reporting average revenue per user (ARPU) for its Russian subscribers, a common calculation used throughout the telecommunications industry as a measure of company effectiveness and performance. Whereas previously we had excluded interconnect fees, we are now including all network revenue in our calculation.

	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006
Total consolidated subscribers, end of period (mln)	58.19	61.05	64.10	67.59	72.86
Russia	44.22	45.84	48.04	49.99	51.22
Ukraine	13.33	14.46	15.11	16.36	20.00
Uzbekistan	0.58	0.67	0.82	1.09	1.45
Turkmenistan	0.07	0.09	0.12	0.14	0.18
MTS Belarus(6)	2.13	2.34	2.58	2.89	3.21

	Q4’05	FY’05	Q1’06	Q2’06	Q3’06	Q4’06	FY’06
Russia
ARPU (US$)(7)	7.3	8.4	6.2	7.1	7.8	8.3	7.2
ARPU (US$) recalculated(8)	7.4	8.5	6.6	7.5	8.6	8.5	7.9
MOU (minutes)	123	128	118	128	135	133	129
Churn rate (%)	5.2	20.7	6.3	5.4	6.4	5.1	23.3
SAC per gross additional subscriber (US$)	19.8	18.8	18.7	23.8	22.3	29.1	23.2
Ukraine
ARPU (US$)	9.1	9.5	7.5	8.0	8.7	7.2	7.3
MOU (minutes)	120	117	147	152	157	147	142
Churn rate (%)	6.0	21.8	6.1	7.9	9.5	8.2	29.9
SAC per gross additional subscriber (US$)	9.4	13.8	14.4	12.7	9.7	7.8	10.2

(6)          MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

(7)          See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(8)          See above disclosure, as ARPU for Russia has been recalculated to include all network revenue.

Russia

•                  Revenues up 26.1% year-on-year to $4,666 million(9); fourth quarter revenues up 39.7% year-on-year to $1,333 million(10)

•                  Net income increased by 8.7% year-on-year to $840 million; fourth quarter net income increased by 18.4% year-on-year to $180 million

•                  OIBDA up 24.2% year-on-year to $2,330 million; fourth quarter OIBDA up 61.8% year-on-year to $692 million

•                  Full year OIBDA margin of 49.9%; fourth quarter OIBDA margin of 51.9%

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia decreased slightly from 135 to 133 minutes in the fourth quarter of 2006. Post-paid subscribers’ MOU continued its growth and reached 455 minutes from 431 minutes in the previous quarter. Annual MOU increased from 128 minutes in 2005 to 129 minutes in 2006.

The average monthly service revenue per subscriber (ARPU) in Russia stayed relatively stable only decreasing slightly from $8.6 to $8.5. Annual ARPU in 2006 was $7.9 down from $8.4 in 2005.

Subscriber acquisition costs (SAC) in the fourth quarter of 2006 increased from $22.3 to $29.1. SAC for the full year 2006 reached $23.2 from $18.8 in 2005.

Ukraine

•                  Revenues up 24.0% year-on-year to $1,490 million(11); fourth quarter revenues up 18.6% year-on-year to $400.4 million(12)

•                  Net income increased by 15.8% year-on-year to $375 million; fourth quarter net income increased by 21.7% year-on-year to $100 million

•                  OIBDA up 30.6% year-on-year to $764 million; fourth quarter OIBDA up 28.7% year-on-year to $202 million

•                  Full year OIBDA margin of 51.3%; fourth quarter OIBDA margin of 50.4%

MOU decreased sequentially in Ukraine in the fourth quarter from 157 minutes to 147 minutes as the result of seasonality and subscriber additions at the end of 2006. Annual MOU increased from 117 minutes in 2005 to 142 minutes in 2006.

ARPU in Ukraine decreased sequentially from $8.7 to $7.2 in the fourth quarter. ARPU in 2006 was $7.3 compared with $9.5 in 2005.

SAC down from $9.7 to $7.8 in the fourth quarter. SAC in 2006 down to $10.2 from $13.8 in 2005.

(9)          Excluding intercompany eliminations of $3.4 million.

(10)    Excluding intercompany eliminations of $1.0 million.

(11)    Excluding intercompany eliminations of $10.6 million.

(12)    Excluding intercompany eliminations of $2.0 million.

Uzbekistan

Revenues in Uzbekistan in the fourth quarter added $46.3 million to the Company’s consolidated revenues (up 81% y-o-y), $29.6 million to its consolidated OIBDA (up 92% y-o-y) with an OIBDA margin of 64.0%, and $16.0 million to its consolidated net income (up 141% y-o-y). Fourth quarter ARPU was $12.0, a decrease from $12.8 in the previous quarter (annual ARPU down from $16.2 to $11.1). Fourth quarter MOU was 515 minutes, a decrease from 530 minutes in the previous quarter (annual MOU up from 433 to 437 minutes).

Turkmenistan

MTS’ operations in Turkmenistan contributed $29.6 million to the Company’s consolidated revenues and $14.4 million to its consolidated OIBDA (OIBDA margin of 48.5%) in the fourth quarter of 2006. ARPU was at $60.2, a decrease from $83.1 in the previous quarter (annual ARPU of $69.9). Fourth quarter MOU was 239 minutes down slightly from 243 minutes in the previous quarter.

Financial Position

Full year cash expenditure on property, plant and equipment amounted to $1,450 million, of which $853 million was invested in Russia, $531 million in Ukraine, $50 million in Uzbekistan and $16 million in Turkmenistan. MTS’ expenditure on property, plant and equipment in the fourth quarter totaled $437 million, of which $249 million was invested in Russia, $177 million in Ukraine, $3 million in Uzbekistan and $8 million in Turkmenistan.

Cash expenditure on intangible assets during the year amounted to $272 million ($225 million in Russia, $45 million in Ukraine and $2 million in Uzbekistan). MTS spent $76 million on the purchase of intangible assets during the fourth quarter ($67 million in Russia and $9 million in Ukraine).

As of December 31, 2006, MTS’ total debt was at $3.1 billion, resulting in a ratio of total debt to OIBDA of 0.95 times. Net debt amounted to $2.8 billion with a net debt to OIBDA ratio of 0.87 times.

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 73.79 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

***

Attachments to the Fourth Quarter and Full-Year 2006 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q4 2005	FY 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	FY 2006
Operating income	362.7	1,632.0	334.2	465.2	685.5	648.8	2,133.7
Add: depreciation and amortization	250.4	907.1	264.4	265.1	277.3	289.2	1,095.9
OIBDA	613.1	2,539.1	598.6	730.3	962.8	937.9	3,229.7

	Q4 2005
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	233.5	115.3	8.3	5.5
Add: depreciation and amortization	194.4	41.4	7.2	7.5
OIBDA	427.9	156.7	15.5	13.0

	FY 2005
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan(13)
Operating income	1,153.5	431.3	30.0	17.2
Add: depreciation and amortization	723.0	153.8	22.4	7.9
OIBDA	1,876.5	585.1	52.4	25.1

	Q1 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	229.9	92.9	9.9	1.5
Add: depreciation and amortization	203.9	50.8	5.8	3.9
OIBDA	433.8	143.7	15.7	5.4

	Q2 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	316.6	126.5	9.1	13.0
Add: depreciation and amortization	195.7	58.6	6.9	3.9
OIBDA	512.4	185.1	16.0	16.9

	Q3 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	485.3	173.5	15.4	11.2
Add: depreciation and amortization	206.4	60.3	6.8	3.8
OIBDA	691.7	233.8	22.2	15.1

(13)  Six-months operations consolidated for FY 2005.

	Q4 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	479.0	137.6	22.1	10.1
Add: depreciation and amortization	213.3	64.1	7.5	4.3
OIBDA	692.3	201.7	29.6	14.4

	FY 2006
US$ million	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating income	1,510.8	530.5	56.6	35.7
Add: depreciation and amortization	819.3	233.7	26.9	15.9
OIBDA	2,330.1	764.3	83.6	51.7

OIBDA margin can be reconciled to our operating margin as follows:

	Q4 2005	FY 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	FY 2006
Operating margin	27.2%	32.6%	25.9%	31.2%	38.1%	35.9%	33.4%
Add: depreciation and amortization as a percentage of revenue	18.8%	18.1%	20.6%	17.8%	15.4%	16.0%	17.2%
OIBDA margin	46.0%	50.7%	46.5%	48.9%	53.6%	51.9%	50.6%

	Q4 2005
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.4%	34.1%	32.4%	31.3%
Add: depreciation and amortization as a percentage of revenue	20.4%	12.3%	28.2%	42.4%
OIBDA margin	44.8%	46.4%	60.6%	73.7%

	FY 2005
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	31.2%	35.9%	34.7%	51.4%
Add: depreciation and amortization as a percentage of revenue	19.5%	12.8%	25.9%	23.6%
OIBDA margin	50.7%	48.7%	60.6%	75.0%

	Q1 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	24.8%	29.3%	39.0%	7.7%
Add: depreciation and amortization as a percentage of revenue	21.9%	16.0%	22.8%	20.6%
OIBDA margin	46.7%	45.3%	61.8%	28.3%

	Q2 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	29.2%	35.3%	32.7%	54.3%
Add: depreciation and amortization as a percentage of revenue	18.0%	16.4%	24.6%	16.4%
OIBDA margin	47.2%	51.7%	57.3%	70.7%

	Q3 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	36.8%	41.8%	41.6%	33.9%
Add: depreciation and amortization as a percentage of revenue	15.6%	14.5%	18.3%	11.5%
OIBDA margin	52.4%	56.4%	59.9%	45.4%

	Q4 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	35.9%	34.4%	47.8%	33.9%
Add: depreciation and amortization as a percentage of revenue	16.0%	16.0%	16.2%	14.6%
OIBDA margin	51.9%	50.4%	64.0%	48.5%

	FY 2006
	Russia	Ukraine	Uzbekistan	Turkmenistan
Operating margin	32.4%	35.6%	41.4%	33.8%
Add: depreciation and amortization as a percentage of revenue	17.5%	15.7%	19.7%	15.1%
OIBDA margin	49.9%	51.3%	61.1%	48.9%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of 31 Dec 2005	As of 31 Dec 2006
Current portion of debt and of capital lease obligations	768.7	150.6
Long-term debt	2,079.0	2,924.5
Capital lease obligations	2.9	3.3
Total debt	2,850.6	3,078.5
Less:
Cash and cash equivalents	(78.3)	(219.9)
Short-term investments	(28.1)	(56.0)
Net debt	2,744.2	2,802.4

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	As of December 31, 2005	As of December 31, 2006
Net cash provided by operating activities	1,797.4	2,389.9
Less:
Purchases of property, plant and equipment	(1,758.0)	(1,449.9)
Purchases of intangible assets	(423.4)	(272.0)
Purchases of other investments	(150.0)	(3.9)
Investments in and advances to associates	12.8	20.0
Acquisition of subsidiaries, net of cash acquired	(178.9)	(38.2)
Free cash-flow	(700.1)	645.9

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect and guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2006 AND 2005

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005

Net operating revenue
Service revenue and connection fees	$1 781 854	$1 310 202	$6 287 100	$4 942 288
Sales of handsets and accessories	24 008	22 492	97 154	68 730
	1 805 862	1 332 694	6 384 254	5 011 018
Operating expenses
Cost of services	354 567	198 117	1 223 715	732 867
Cost of handsets and accessories	55 647	83 525	209 260	254 606
Sales and marketing expenses	165 404	192 289	607 835	608 092
General and administrative expenses	244 828	206 308	941 047	758 729
Depreciation and amortization	289 190	250 472	1 095 981	907 113
Provision for doubtful accounts	20 085	14 089	84 858	50 407
Other operating expenses	27 332	25 228	87 822	67 173

Net operating income	648 809	362 666	2 133 736	1 632 031

Currency exchange and transaction (gains) / losses	(11 165)	(5 239)	(24 051)	(10 319)

Other expenses / (income):
Interest income	(2 675)	(2 727)	(13 055)	(24 828)
Interest expense	40 926	38 385	177 145	132 474
Other expenses / (income)	168 197	(8 170)	157 830	(29 150)
Total other expenses, net	206 448	27 488	321 920	78 496

Income before provision for income taxes and minority interest	453 526	340 417	1 835 867	1 563 854

Provision for income taxes	167 220	91 146	576 103	410 590

Minority interest	5 978	6 626	14 026	26 859

Net income	280 328	242 645	1 245 738	1 126 405
Weighted average number of common shares outstanding, in thousands	1 986 034	1 987 084	1 986 610	1 986 820
Earnings per share - basic and diluted	0.14	0.12	0.63	0.57

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(Amounts in thousands of U.S. dollars, except share amounts)

	As of December 31,	As of December 31,
	2006	2005

CURRENT ASSETS:
Cash and cash equivalents	$219 989	$78 284
Short-term investments	56 047	28 059
Trade receivables, net	298 479	209 320
Accounts receivable, related parties	8 434	7 661
Inventory and spare parts, net	196 265	156 660
VAT receivable	339 614	398 021
Prepaid expenses and other current assets	510 291	407 018
Total current assets	1 629 119	1 285 023

PROPERTY, PLANT AND EQUIPMENT	5 297 669	4 482 679

INTANGIBLE ASSETS	1 406 876	1 439 362

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	141 473	107 959

OTHER INVESTMENTS	3 856	150 000

OTHER ASSETS	94 952	80 757

Total assets	8 573 945	7 545 780

CURRENT LIABILITIES
Accounts payable	309 712	363 723
Accrued expenses and other current liabilities	954 710	749 600
Accounts payable, related parties	135 256	40 829
Current portion of long-term debt, capital lease obligations	150 626	768 674
Total current liabilities	1 550 304	1 922 826

LONG-TERM LIABILITIES
Long-term debt	2 924 539	2 078 955
Capital lease obligations	3 287	2 928
Deferred income taxes	86 349	158 414
Deferred revenue and other	42 879	57 824
Total long-term liabilities	3 057 054	2 298 121

Total liabilities	4 607 358	4 220 947

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	44 806	30 744

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2006 and 2005, 776,550,625 of which are in the form of ADS as of December 31, 2006 and 763,554,870 - as of December 31, 2005)

	50 558	50 558
Treasury stock (15,922,129 and 5,400,486 common shares at cost as of December 31, 2006 and December 31, 2005)	(114 778)	(5 534)
Additional paid-in capital	571 718	568 104
Unearned compensation	—	(1 210)
Shareholder receivable	—	(7 182)
Accumulated other comprehensive income	89 916	50 614
Retained earnings	3 324 367	2 638 739
Total shareholders’ equity	3 921 781	3 294 089

Total liabilities and shareholders’ equity	8 573 945	7 545 780

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

(Amounts in thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2006	December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$1 245 738	$1 126 405

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	14 026	26 859
Depreciation and amortization	1 095 981	907 113
Debt issuance cost amortization	25 041	14 447
Amortization of deferred connection fees	(69 822)	(44 207)
Equity in net income of associates	(58 083)	(39 522)
Inventory obsolescence expense	(3 122)	9 112
Provision for doubtful accounts	84 858	50 407
Deferred taxes	(133 027)	(64 959)
Investments w/off	150 000	—
Non-cash expenses associated with stock bonus and stock options	1 676	1 400

Changes in operating assets and liabilities:
Increase in accounts receivable	(174 790)	(86 008)
Increase in inventory	(36 190)	(74 557)
Decrease / (Increase) in prepaid expenses and other current assets	24 268	(163 630)
Decrease / (Increase) in VAT receivable	58 446	(125 186)
Increase in trade accounts payable, accrued liabilities and other current liabilities	164 903	259 706
Net cash provided by operating activities	2 389 903	1 797 380

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(38 189)	(178 917)
Purchases of property, plant and equipment	(1 449 954)	(1 757 980)
Purchases of intangible assets	(272 014)	(423 367)
Purchases of short-term investments	(57 147)	(37 375)
Proceeds from sale of short-term investments	29 159	82 724
Purchase of other investments	(3 856)	(150 000)
Investments in and advances to associates	20 000	12 798
Increase in restricted cash	(18 549)	—
Net cash used in investing activities	(1 790 550)	(2 452 117)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	3 804	4 256
Proceeds from issuance of notes	—	398 944
Repurchase of common stock	(109 899)	—
Notes and debt issuance cost	(20 686)	(59 163)
Capital lease obligation principal paid	(5 815)	(8 129)
Dividends paid	(558 848)	(407 212)
Proceeds from loans	1 284 296	1 012 613
Loan principal paid	(1 064 100)	(491 481)
Payments from Sistema	7 182	11 698
Net cash (used in) / provided by financing activities	(464 066)	461 526

Effect of exchange rate changes on cash and cash equivalents	6 418	(2 656)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	141 705	(195 866)

CASH AND CASH EQUIVALENTS, at beginning of period	78 284	274 150

CASH AND CASH EQUIVALENTS, at end of period	219 989	78 284

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: March 21, 2007